Adecoagro S.A.
Société Anonyme
Vertigo Naos Building
6, Rue Eugène Ruppert
L - 2453 Luxembourg
Grand Duchy of Luxembourg

R.C.S. Luxembourg: B153681
(the “Company”)

Convening Notice to the
Annual General Meeting of Shareholders
to be held on April 17, 2024, at 11:00 a.m. (CET)
at 2, place Winston Churchill, L-1340 Luxembourg
Grand Duchy of Luxembourg

Dear Shareholders,

The Board of Directors of Adecoagro S.A. (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 17, 2024 at 11:00 a.m. (CET) at 2, place Winston Churchill, L-1340 Luxembourg, Grand Duchy of Luxembourg, with the following agenda:

Agenda

1.Approval of the Consolidated Financial Statements as of and for the financial years ended December 31, 2023, 2022, and 2021.

The Board of Directors of the Company recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31, 2023, 2022 and 2021, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2023 annual report, a copy of which is available on Company’s website at www.adecoagro.com. Copies of the Company’s 2023 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

2.Approval of the Company’s annual accounts for the financial year ended on December 31, 2023.

The Board recommends a vote FOR approval of the Company’s annual accounts as of December 31, 2023, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2023 annual report, a copy of which is available on our website at www.adecoagro.com. Copies of the Company’s 2023 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

3.Allocation of results for the financial year ended on December 31, 2023.

The Consolidated Financial Statements show a gain of USD 226,721,000. The statutory solus account of the Company under Luxembourg GAAP shows a loss of USD 1,613,599 on a standalone basis.

The Board recommends a vote FOR the carry forward of such loss.

4.Distribution of dividends payable in two installments as determined by the Board of Directors.

Considering the Company has sufficient distributable reserves and subject to the conditions set forth by Luxembourg law, the Board recommends a vote FOR the declaration of a dividend of an amount of USD 35,000,000 to be paid out of the share premium account of the Company to the outstanding shares in two installments of USD 17,500,000 each, and to delegate power to the Board of Directors to determine the record dates and the payment dates therefor.

5.Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended on December 31, 2023.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as of December 31, 2023, all who were members of the Board during the financial year ended on 2023, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Board recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2023.

6. Approval of compensation of members of the Board of Directors for year 2023.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The Board informs that the compensation to our directors approved at the Annual General Meeting held on April 19, 2023 (the “AGM 2023”) was allocated as follows:

Name	Cash USD	Restricted Shares
Plínio Musetti	70,000	6,135
Alan Leland Boyce	50,000	6,135
Andrés Velasco	70,000	6,135
Mark Schachter	50,000	6,135
Guillaume van der Linden	70,000	6,135
Mariano Bosch (*)	-	-
Daniel González	70,000	6,135
Ana Cristina Russo	50,000	6,135
Ivo Andrés Sarjanovic	70,000	6,135
Total approved AGM 2023	500,000	49,080
Total actually allocated	500,000	49,080

(*) Mr. Mariano Bosch declined and therefore did not receive his fees neither in cash nor in restricted shares.

The Board recommends a vote FOR the allocation of compensation of directors for year 2023.

7.Appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2024.

The Board recommends a vote FOR the re-appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé as auditor of the Company for a term ending for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2024.

8.Election or as relevant re-election of the following members of the Board of Directors: (i) Mr. Guillaume van der Linden, Mr. Ivo Sarjanovic and Mrs. Manuela Vaz Artigas, for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2027.

The Directors are appointed by the General Meeting of Shareholders for a period of up to three (3) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. The Directors shall be eligible for re-election indefinitely.

The Board recommends a vote FOR the re-election of Mr. Guillaume van der Linden and Mr. Ivo Sarjanovic and the election of Mrs. Manuela Vaz Artigas, each as member of the Board, for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2027.

The Board affirmatively determined that Mr. Guillaume van der Linden, Mr. Ivo Sarjanovic and Mrs. Manuela Vaz Artigas qualify as independent directors in accordance with NYSE standards.

Set forth below is a summary biographical information of each of the candidates:

Guillaume van der Linden. Mr. van der Linden has been a member of the Company’s Board of Directors since 2011. Since 2007, Mr. van der Linden has also been a Senior Investment Manager at PGGM Vermogensbeheer B.V., where he is responsible for investments in emerging market debt. Previously, from 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in the risk management and derivatives trading department. From 1988 to 1993, Mr. van der Linden was employed as a management consultant by KPMG. From 1985 to 1988, he was a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden holds Master’s degrees in Economics from Erasmus University Rotterdam and Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.

Ivo Andrés Sarjanovic. Mr. Sarjanovic has been a member of the Company’s Board of Directors since 2018. Mr. Sarjanovic is also currently serving as non-executive Board member of Sucafina S.A. Further, Mr. Sarjanovic is a and lecturer at the University of Geneva’s Master in Commodities program and Universidad Di Tella’s Master of Finances program. Mr. Sarjanovic served as the Chief Executive Officer of Alvean until 2017, during which time he led the company to become the biggest sugar trader in the world. Previously, Mr. Sarjanovic served for more than 25 years at Cargill International, where he commenced his career as trader in the Grain and Oilseeds business. From 2011 to 2014 Mr. Sarjanovic held the position of Vice-president and World Manager of Cargill Sugar Operations, playing a leading role in the radical transformation of the organization that led to the strategic decision to spin-off the sugar business of Cargill in 2014, creating Alvean Sugar SL, a joint venture with Copersucar, Brazil. Between 2007 and 2011, he was also the Africa and Middle East General Manager of Agriculture at Cargill. While in Cargill he also held the position of Vice-president and Global Trading Manager of Oilseeds in Geneva between 2000 and 2011, coordinating worldwide trading and crushing activities. Mr. Sarjanovic holds a B.A. in Economic Sciences, with a major in Accounting, from the National University of Rosario, Argentina and a Master’s in Economics from Universidad Francisco Marroquin, in Spain. Additionally, he completed executive studies at IMD in Lausanne, Oxford University and Harvard Business School. Mr. Sarjanovic is an Argentine, Italian and Swiss citizen.

Manuela Vaz Artigas. Mrs. Artigas is an independent board member of LWSA,  Pague Menos SA, Solar Coca Cola and Banco BMG, where she participates and leads a series of committees. In these companies, she has worked on strategy, organization, restructuring, IPO and M&A matters. Her previous roles include CEO of Calila Investimentos, board member of JCC and Sistema Jangadeiro and partner of McKinsey & Company. Mrs. Artigas holds a degree in Economics from Unicamp with an MBA from the Anderson Business School at the University of California Los Angeles, where she graduated as a member of the Anderson Business Society and received the Fred Weston Excellence Finance Award. Mrs. Artigas is a Brazilian citizen.

9.Approval of compensation of members of the Board of Directors for year 2024.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The proposed aggregate compensation to our directors for year 2024 amounts to up to USD 580,000 and a grant of restricted shares (out of the treasury shares) of up to an aggregate amount of 46,968 shares under the Adecoagro’s Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended, allocated as follows:

Name	Cash USD	Restricted Shares
Plínio Musetti	80,000	5,871
Alan Leland Boyce	60,000	5,871
Andrés Velasco Brañes	80,000	5,871
Guillaume van der Linden	80,000	5,871
Mariano Bosch (*)	-	-
Daniel González	80,000	5,871
Ana Cristina Russo	60,000	5,871
Ivo Andrés Sarjanovic	80,000	5,871
Manuela Vaz Artigas	60,000	5,871
(*) Mr. Mariano Bosch declined and therefore will not receive his fees neither in cash nor in restricted shares.

The Board recommends a vote FOR the proposed compensation of directors for year 2024.

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Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of Shares represented.

Any shareholder who holds one or more shares(s) of the Company on March 1, 2024 (the “Record Date”) shall be admitted to the meeting and may attend the meeting in person or vote by proxy. Shareholders who have sold their Shares between the Record Date and the date of the meeting cannot attend the meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

Holders who have withdrawn their shares from DTC between April 12, 2024, and the date of the meeting should contact the Company in advance of the date of the meeting at 6, Rue Eugène Ruppert, L-2453 Luxembourg, or at Av. Fondo de la Legua 936, B1640EDO | Martínez, Pcia de Buenos Aires, Argentina, to make separate arrangements to be able to attend the meeting or vote by proxy.

Attached to this notice is a proxy card which you will need to complete in order to vote your Shares by proxy. Proxy cards must be received by the tabulation agent no later than 3:00 p.m. New York City Time on April 12, 2024, in order for such votes to count.

Please consult the Company’s website as to the procedures for attending the meeting or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Copies of the Consolidated Financial Statements as of and for the years ended December 31, 2023, 2022, and 2021 of the Company and the Company’s annual accounts for the financial year ended on December 31, 2023 together with the Company´s 2023 annual report, relevant management and audit reports are available on the Company’s website www.adecoagro.com and may also be obtained free of charge at the Company's registered office in Luxembourg.

Yours faithfully,
The Board of Directors

Procedures for Attending the meeting and Voting by Proxy

Any shareholder who holds one or more shares(s) of the Company on March 1, 2024 (the “Record Date”) shall be admitted to the meeting and may attend the meeting in person, through their duly appointed attorneys or vote by proxy. Attorneys must properly evidence their powers to represent a shareholder by a valid power-of-attorney which should be filed no later than April 12, 2024, at the address indicated below.

In the case of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the meeting in person and vote at the meeting on behalf of such entity, must present evidence of their authority to attend and vote at the meeting, by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document should be filed not later than April 12, 2024, at any of the addresses indicated below.

    Address for filing powers-of-attorney:

            Adecoagro S.A.
            Vertigo Naos Building,
            6 Rue Eugène Ruppert,
            L – 2453, Luxembourg
Grand Duchy of Luxembourg
            Attention: Emilio Gnecco

    To vote by proxy, holders of Shares will need to complete proxy cards. Proxy cards must be received by the tabulation agent at the return address indicated on the proxy cards, Computershare Shareowner Services LLC, P.O. Box 43101, Providence, RI 02940, no later than 3:00 p.m. New York City Time on April 12, 2024, in order for such votes to count.

    If you hold your shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.